SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Agilent Technologies, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

00846U-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

D. Craig Nordlund, Esq.
Marie Oh Huber, Esq.
Bridget Logterman, Esq.
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Aaron J. Alter, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$154,092,334	$12,466.07**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 44,313,711 shares of common stock of Agilent Technologies, Inc. having an aggregate value of $154,092,334 as of May 14, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.
**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)(B)
EXHIBIT (A)(1)(C)
EXHIBIT (D)(1)

     This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Agilent Technologies, Inc., a Delaware corporation (“Agilent” or the “Company”), with the Securities and Exchange Commission on May 20, 2003 relating to the offer by the Company to exchange (the “Option Exchange”) options to purchase an aggregate of 44,313,711 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1999 Stock Plan, as amended and restated, with exercise prices greater than $25.00 per share (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company’s 1999 Stock Plan, as amended and restated (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated May 20, 2003 (the “Offer to Exchange”), (ii) the Option Exchange website pages, and (iii) the Election Agreement. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(c), respectively. An “eligible employee” refers to all persons who are employees hired on or before 5:00 p.m., Pacific Time, on May 20, 2003, and who receive pay as regular employees of Agilent or one of its subsidiaries in Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Korea, Malaysia, Mexico, The Netherlands, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, the United Kingdom, the United States or Venezuela, and remain employees through the date on which the New Options are granted, except members of the Company’s Board of Directors and the Company’s executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     This Amendment No. 1 reflects amendments which were made to pages 19, 23 and 32 of the Option Exchange website pages attached to the Schedule TO as Exhibit (a)(1)(b), pages 4, 8 and 12 of the Forms of Election Agreements attached to the Schedule TO as Exhibit (a)(1)(c) and Amendment No. 2 to Agilent’s 1999 Stock Plan, effective as of May 20, 2003 attached to the Schedule TO as Exhibit (d)(1).

     Section (13) on page 19 of the Option Exchange website pages is hereby amended to remove the following phrase: “and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.” The paragraph in the middle of page 23 of the Option Exchange website pages is hereby amended to remove the following phrase: “and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.” Section (13) on page 32 of the Option Exchange website pages is hereby amended to remove the following phrase: “and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.”

     Section (13) on page 4 of the Forms of Election Agreements is hereby amended to remove the following phrase: “and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.” The paragraph in the middle of page 8 of the Forms of Election Agreements is hereby amended to remove the following phrase: “and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.” Section (13) on page 12 of the Forms of Election Agreements is hereby amended to remove the following phrase: “and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.” In addition, with respect to any Election Agreements that have been, or will be, executed and returned to us by any optionees, we will not enforce the previous requirement that optionees acknowledge that they have had an opportunity to obtain the advice of counsel prior to electing to participate in the stock option exchange.

     Exhibit (d)(1), Agilent 1999 Stock Plan, as amended and restated, is hereby amended to include Amendment No. 2 to the stock plan, which was effective on May 20, 2003 and adds a forum clause to disputes that arise pursuant to the stock plan.

     This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AGILENT TECHNOLOGIES, INC

/s/ D. Craig Nordlund

D. Craig Nordlund Senior Vice President, General Counsel and Secretary

Date: June 6, 2003

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(a)*	Offer to Exchange Outstanding Options Under Our 1999 Stock Plan for New Options, dated May 20, 2003.

(a)(1)(b)	Option Exchange website pages.

(a)(1)(c)	Forms of Election Agreements.

(a)(1)(d)*	Form of Cover letter for paper election packets.

(a)(1)(e)*	Form of Promise to Grant Stock Option and No Election Confirmation Message.

(a)(1)(f)*	Human resources manager communication for use on or after May 20, 2003.

(a)(1)(g)*	Forms of PIN notification for eligible employees.

(a)(1)(h)*	May 20, 2003 e-mail communications to employees.

(a)(1)(i)*	May 20, 2003 manager training slide set.

(a)(1)(j)*	Option Exchange reminder e-mail communication to employees.

(a)(1)(k)*	Supplementary Australia document.

(a)(1)(l)*	Supplementary Belgium document.

(a)(1)(m)*	Supplementary Japan document.

(a)(1)(n)*	Mellon Investor Services LLC Auto Attendant Recorded U.S. Phone Line.

(a)(1)(o)*	Supplementary New Zealand letter.

(a)(1)(p)*	Communication to employees notified of Work Force Management.

(b)	Not applicable.

(d)(1)	Agilent 1999 Stock Plan, as amended and restated, and Amendment No. 1 and Amendment No. 2 thereto.

(d)(2)*	Forms of stock option agreement for Agilent 1999 Stock Plan, as amended and restated, and as amended by Amendment No. 1.

(g)	Not applicable.

(h)	Not applicable.
*	Previously filed.